

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Our Ref : KLK/SE

3 September 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America





Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
09/06/2010	Listed Companies' Crop May 2010
18/06/2010	Kuala Lumpur Kepong Berhad ("KLK") - Members' Voluntary Winding Up of Subsidiary Companies
01/07/2010	Kuala Lumpur Kepong Berhad ("KLK" Or "The Company") Proposed Acquisition Of The Entire Interest Of Uniqema Gmbh & Co. Kg ("UG") And Business Assets Used In The Business Of UG ("The Proposed Acquisition")
06/07/2010	Quarterly Disclosure On Provision Of Financial Assistance
09/07/2010	Listed Companies' Crop June 2010
19/07/2010	Kuala Lumpur Kepong Berhad ("KLK") - Members' Voluntary Winding-Up Of Subsidiary Companies
09/08/2010	Schedule For Release Of 3rd Quarter Results
10/08/2010	Listed Companies' Crop July 2010
	FINANCIAL RESULTS
18/08/2010	3rd Quarter Results
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
01/06/2010	
03/06/2010	
08/06/2010	
10/06/201014	
14/06/2010	
17/06/2010	
18/06/2010	
22/06/2010	Employees Provident Fund Board
24/06/2010	
28/06/2010	
30/06/2010	
02/07/2010	
08/07/2010	
14/07/2010	

dw 9/14

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
16/07/2010	
20/07/2010	
23/07/2010	
26/07/2010	
28/07/2010	
30/07/2010	
04/08/2010	
05/08/2010	
09/08/2010	Employees Provident Fund Board
11/08/2010	
13/08/2010	
17/08/2010	
19/08/2010	
01/09/2010	
02/08/2010	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), Depositary Receipt (US) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\August 2010



JPmorgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/06/2010 10:53:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **03/06/2010 12:37:01 PM**
Reference No **KLK-100603-FE2CC**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*27/05/2010	*22,100	
Disposed	27/05/2010	58,400	
Acquired	31/05/2010	244,300	
Disposed	31/05/2010	1,604,900	
Acquired	31/05/2010	326,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	162,998,150
Direct (%)	15.31
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,998,150
Date of notice *	31/05/2010
Remarks	fsc

JPmayu



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/06/2010 12:41:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/06/2010 04:15:55 PM**
Reference No **KLK-100610-9CA00**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*03/06/2010	*949,500	
Acquired	03/06/2010	25,000	
Acquired	03/06/2010	675,300	
Disposed	04/06/2010	603,700	
Acquired	04/06/2010	504,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	162,435,950
Direct (%)	15.25
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,435,950
Date of notice *	04/06/2010
Remarks	fsc



JPmorgan

General Announcement

Form Version **7 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/06/2010 02:42:23 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/06/2010 03:36:19 PM**
Reference No **KLK-100609-4D71C**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop May 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of May 2010 :-
Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	294,010	277,618
Crude Palm Oil (mt)	72,230	62,148	60,050
Palm Kernel (mt)	15,958	14,370	13,782
Rubber (kg)	2,163,276	1,879,682	2,330,942

	2010								
	Jan	Feb	Mar	Apr	**May**	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	244,331	194,402	239,201	225,491	**241,364**				
Crude Palm Oil (mt)	52,738	42,664	51,913	47,994	**51,100**				
Palm Kernel (mt)	11,910	9,611	11,859	10,682	**10,772**				
Rubber (kg)	2,426,131	2,190,198	1,528,755	1,186,577	**1,415,502**				

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

J Pmogan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/06/2010 03:30:12 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/06/2010 04:13:55 PM**
Reference No **KLK-100608-937C9**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*02/06/2010	*102,600	
Disposed	02/06/2010	340,900	
Acquired	02/06/2010	25,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager

Nature of interest *	Direct
Direct (units)	162,784,850
Direct (%)	15.29
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,784,850
Date of notice *	02/06/2010
Remarks	fsc

JP morgan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 01/06/2010 03:00:43 PM
Submitted by KUALA LUMPUR KEPONG on 01/06/2010 03:38:34 PM
Reference No KLK-100601-6848D

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*25/05/2010	*1,500,000	
Acquired	26/05/2010	408,100	
Disposed	26/05/2010	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	164,068,850
Direct (%)	15.41
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	164,068,850
Date of notice *	26/05/2010
Remarks	fsc

J P morgan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/06/2010 02:23:30 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/06/2010 03:45:28 PM**
Reference No **KLK-100622-31C5D**

Submitted

Company Information

Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*15/06/2010	*783,700	
Disposed	15/06/2010	292,200	
Acquired	16/06/2010	23,300	
Disposed	16/06/2010	737,000	

Circumstances by reason of	Purchase of shares on open market and Sales of equity

which change has occurred *	
Nature of interest *	Direct
Direct (units)	162,990,250
Direct (%)	15.3
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,990,250
Date of notice *	16/06/2010
Remarks	fsc

JP morgan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/06/2010 11:53:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **24/06/2010 12:52:37 PM**
Reference No **KLK-100624-55A85**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*21/05/2010	*591,700	
Disposed	17/06/2010	99,400	
Acquired	18/06/2010	266,800	
Disposed	18/06/2010	570,600	

Circumstances by reason of Purchase of shares managed by Portfolio Manager, Sales of equity and Purchase of

which change has occurred *	shares on open market
Nature of interest *	Direct
Direct (units)	163,178,750
Direct (%)	15.32
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	163,178,750
Date of notice *	18/06/2010
Remarks	fsc



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/06/2010 09:57:17 AM**
Submitted by **KUALA LUMPUR KEPONG** on **17/06/2010 12:15:18 PM**
Reference No **KLK-100617-ABCEC**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*09/06/2010	*56,500	
Disposed	09/06/2010	512,300	
Acquired	10/06/2010	442,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	162,713,650
Direct (%)	15.28
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,713,650
Date of notice *	10/06/2010
Remarks	fsc

JPmurugan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 18/06/2010 10:57:38 AM
Submitted by KUALA LUMPUR KEPONG on 18/06/2010 12:36:38 PM
Reference No KLK-100618-0433D

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*11/06/2010	*388,200	
Disposed	11/06/2010	89,400	
Acquired	14/06/2010	200,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	163,212,450
Direct (%)	15.33
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	163,212,450
Date of notice *	14/06/2010
Remarks	fsc

JPmorgan



General Announcement

Form Version **7 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/06/2010 08:44:48 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/06/2010 12:36:41 PM**
Reference No **KLK-100618-419FA**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	mk.yap@klk.com.my

Type *	Announcement
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK") - MEMBERS' VOLUNTARY WINDING-UP OF SUBSIDIARY COMPANIES

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
KLK wishes to advise that KLK (Mauritius) International Ltd ("KLK Mauritius") and Verdant Plantations Ltd ("Verdant"), both Mauritius incorporated wholly-owned subsidiaries of KLK will be wound up by way of a members' voluntary winding-up in accordance with The Insolvency Act 2009 of Mauritius. KLK Mauritius and Verdant have been dormant since 2008 following the completion of a Group internal restructuring exercise.

Mr. Parmanand Doongoor of 4th Floor, St Louis Business Centre, Cnr Desroches & St Louis Streets, Port Louis, Mauritius has been appointed as liquidator for the above winding-up.

The aforesaid members' voluntary winding-up will not have any effect on the share capital and shareholding structure of KLK nor have any material operational and financial impact on the net assets, earning and gearing of the Group for the financial year ending 30 September 2010.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachment Found -



JParsuja

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 28/06/2010 12:34:39 PM
Submitted by KUALA LUMPUR KEPONG on 28/06/2010 12:45:52 PM
Reference No KLK-100628-92542

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*21/06/2010	*120,000	
Disposed	21/06/2010	989,900	
Acquired	21/06/2010	20,000	
Acquired	21/06/2010	514,600	
Acquired	22/06/2010	461,800	
Disposed	22/06/2010	15,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	163,289,850
Direct (%)	15.33
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	163,289,850
Date of notice *	22/06/2010
Remarks	fsc



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/06/2010 12:30:05 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/06/2010 03:22:31 PM**
Reference No **KLK-100614-8BA4A**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*07/06/2010	*218,900	
Acquired	08/06/2010	72,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
	Direct

Nature of interest *	
Direct (units)	162,727,450
Direct (%)	15.28
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,727,450
Date of notice *	08/06/2010
Remarks	lsl



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 30/06/2010 11:56:14 AM
Submitted by KUALA LUMPUR KEPONG on 30/06/2010 02:17:31 PM
Reference No KLK-100630-5A10A

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*23/06/2010	*41,400	
Disposed	23/06/2010	500,000	
Acquired	24/06/2010	29,300	
Disposed	24/06/2010	500,000	

Circumstances by reason of	Purchase of shares on open market and Sales of equity

which change has occurred *	
Nature of interest *	Direct
Direct (units)	162,360,550
Direct (%)	15.25
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,360,550
Date of notice *	24/06/2010
Remarks	fsc



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 06/07/2010 10:58:34 AM
Submitted by KUALA LUMPUR KEPONG on 06/07/2010 03:38:14 PM
Reference No KLK-100706-05969

Submitted

Company Information

Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/06/2010	*567,900	
Acquired	30/06/2010	433,000	
Disposed	30/06/2010	80,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	162,349,350
Direct (%)	15.24
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,349,350
Date of notice *	30/06/2010
Remarks	fsc



SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/07/2010 10:58:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/07/2010 03:38:14 PM**
Reference No **KLK-100706-05969**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/06/2010	*567,900	
Acquired	30/06/2010	433,000	
Disposed	30/06/2010	80,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	162,349,350
Direct (%)	15.24
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,349,350
Date of notice *	30/06/2010
Remarks	fsc

P/C → LSL for JPmurga



General Announcement

Form Version 7 **(Enhanced)** **Submitted**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2010 09:28:55 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/07/2010 12:38:49 PM**
Reference No **KL-100702-34135**

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	Announcement
Subject *:	QUARTERLY DISCLOSURE ON PROVISION OF FINANCIAL ASSISTANCE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Pursuant to paragraph 8.23(2) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, Kuala Lumpur Kepong Berhad wishes to announce that the Company's wholly-owned moneylending subsidiary namely, Ortona Enterprise Sdn Bhd, had neither extended any new loan to any party nor received any loan from any party during the 3rd quarter (Financial Year 2010) ended 30 June 2010.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2010 03:21:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/07/2010 04:07:13 PM**
Reference No **KLK-100702-86AD7**

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*25/06/2010	*1,067,200	
Acquired	25/06/2010	13,800	
Acquired	28/06/2010	121,900	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market

Nature of interest *	Direct
Direct (units)	161,429,050
Direct (%)	15.16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,429,050
Date of notice *	28/06/2010
Remarks	fsc

JPMorgan



General Announcement

Form Version **7 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/06/2010 02:03:42 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01/07/2010 12:39:49 PM**
Reference No **KL-100630-50622**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY") PROPOSED ACQUISITION OF THE ENTIRE INTEREST OF UNIQEMA GMBH & CO. KG ("UG") AND BUSINESS ASSETS USED IN THE BUSINESS OF UG ("THE PROPOSED ACQUISITION")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our earlier announcement on 10 May 2010 relating to the above matter and wish to advise that the Proposed Acquisition has been completed, making UG a wholly-owned subsidiary of KLK.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

JPuorga



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/07/2010 11:54:15 AM**
Submitted by **KUALA LUMPUR KEPONG** on **08/07/2010 12:44:43 PM**
Reference No **KLK-100708-5725F**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*01/07/2010	*573,700	
Disposed	01/07/2010	500,000	
Acquired	02/07/2010	45,100	
Disposed	02/07/2010	79,700	

Circumstances by reason of Purchase of shares on open market and Sales of equity

which change has occurred *	
Nature of interest *	Direct
Direct (units)	162,388,450
Direct (%)	15.25
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,388,450
Date of notice *	02/07/2010
Remarks	LSL

JParsofer

RECEIVED

2010 SEP 13 P 1:50



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 **(Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/07/2010 11:35:56 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/07/2010 12:30:39 PM**
Reference No **KLK-100714-3C51D**

Submitted

82-4860

Company Information

Main Market Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*07/07/2010	*203,700	
Disposed	07/07/2010	628,200	
Acquired	08/07/2010	150,500	
Disposed	08/07/2010	277,500	

Circumstances by reason of Purchase of shares on open market and Sales of equity

which change has occurred *	
Nature of interest *	Direct
Direct (units)	161,406,750
Direct (%)	15.16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,406,750
Date of notice *	08/07/2010
Remarks	fsc



JPmorgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 16/07/2010 12:44:16 PM
Submitted by KUALA LUMPUR KEPONG on 16/07/2010 02:39:24 PM
Reference No KLK-100716-A06AC

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*09/07/2010	*2,000,000	
Disposed	09/07/2010	1,240,000	
Acquired	12/07/2010	97,900	
Disposed	12/07/2010	1,020,000	
Disposed	12/07/2010	149,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	161,095,550
Direct (%)	15.13
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,095,550
Date of notice *	12/07/2010
Remarks	fsc


BURSA MALAYSIA

JP
RECEIVED
2010 SEP 13 P 1:40

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/07/2010 04:11:11 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/07/2010 12:25:21 PM**
Reference No **KLK-100722-CF820**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*15/07/2010	*127,500	
Disposed	16/07/2010	20,700	

Circumstances by reason of which change has occurred *	Sales of equity
	Direct

Nature of interest *	
Direct (units)	161,713,950
Direct (%)	15.18
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,713,950
Date of notice *	16/07/2010
Remarks	fsc

JPmg



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/07/2010 10:50:06 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/07/2010 12:19:49 PM**
Reference No **KLK-100724-F92D0**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*18/06/2010	*200,000	
Acquired	19/07/2010	235,400	
Disposed	20/07/2010	128,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	162,021,350
Direct (%)	15.21
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,021,350
Date of notice *	20/07/2010
Remarks	fsc


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 **(Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/07/2010 03:09:24 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/07/2010 03:50:24 PM**
Reference No **KLK-100728-75014**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*21/07/2010	*40,000	
Acquired	22/07/2010	165,600	
Disposed	22/07/2010	224,400	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market

Nature of interest *	Direct
Direct (units)	161,922,550
Direct (%)	15.2
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,922,550
Date of notice *	22/07/2010
Remarks	fsc

JPMorgan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 **(Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/07/2010 12:11:21 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/07/2010 12:24:45 PM**
Reference No **KLK-100720-70301**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*13/07/2010	*2,000,000	
Disposed	13/07/2010	220,100	
Disposed	14/07/2010	1,013,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	161,862,150
Direct (%)	15.2
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,862,150
Date of notice *	14/07/2010
Remarks	cln



JPMorgan

General Announcement

Form Version 7 **(Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/07/2010 11:13:15 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/07/2010 12:33:09 PM**
Reference No **KLK-100715-1B155**

Submitted

Company Information

Main Market Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK") - MEMBERS' VOLUNTARY WINDING-UP OF SUBSIDIARY COMPANIES

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
KLK wishes to advise that the following wholly-owned subsidiaries of KLK, will be wound up by way of a members' voluntary winding-up pursuant to Section 254(1)(b) of the Companies Act, 1965:

(1) Masawit Plantation Sdn Bhd
(2) Sunshine Plantation Sdn Bhd
(3) Parit Perak Plantations Sdn Bhd
(4) Pinji Horticulture Sdn Bhd

Ms. Ng Yuet Seam of C-1-02, 1st Floor, No. 2 Persiaran Greentown 3, Greentown Business Centre, 30450 Ipoh, Perak Darul Ridzuan was appointed the Liquidator for the above winding-up.

The aforesaid members' voluntary winding-up will not have any effect on the share capital and shareholding structure of KLK nor have any material operational and financial impact on the net assets, earning and gearing of the Group for the financial year ending 30 September 2010.
Announcement Details :-
(This field is for the details of the announcement, if applicable)


BURSA MALAYSIA

J/mogan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/07/2010 03:21:44 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/07/2010 04:00:29 PM**
Reference No **KLK-100730-87142**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*23/07/2010	*677,300	
Disposed	26/07/2010	248,400	

Circumstances by reason of which change has occurred *	Sales of equity
	Direct

Nature of interest *	
Direct (units)	160,996,850
Direct (%)	15.12
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	160,996,850
Date of notice *	26/07/2010
Remarks	fsc

JPurogu



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/08/2010 04:36:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/08/2010 12:16:30 PM**
Reference No **KLK-100803-F41A4**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*27/07/2010	*374,100	
Disposed	27/07/2010	100,000	
Disposed	28/07/2010	80,000	

Circumstances by reason of which change has occurred * Sales of equity and Sales of equity managed by Portfolio Manager

Nature of interest *	Direct
Direct (units)	160,442,750
Direct (%)	15.07
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	160,442,750
Date of notice *	28/07/2010
Remarks	fsc

JPurogan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/08/2010 03:30:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/08/2010 03:59:05 PM**
Reference No **KLK-100805-94768**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*29/07/2010	*13,200	
Disposed	30/07/2010	74,500	

Circumstances by reason of which change has occurred * Sales of equity

Direct

Nature of interest *	
Direct (units)	160,355,050
Direct (%)	15.06
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	160,355,050
Date of notice *	30/07/2010
Remarks	fsc

→ J P[illegible]



General Announcement

Form Version 7 **(Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/08/2010 09:00:43 AM**
Submitted by **KUALA LUMPUR KEPONG** on **09/08/2010 12:37:53 PM**
Reference No **KLK-100807-58F33**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 3RD QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 3rd Quarter Results (April to June 2010) of the KLK Group is scheduled for release on Wednesday, 18 August 2010 evening.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

JParogan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/08/2010 02:38:30 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/08/2010 04:01:10 PM**
Reference No **KLK-100809-47C26**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*02/08/2010	*151,900	
Disposed	03/08/2010	1,114,400	

Circumstances by reason of which change has occurred * Sales of equity

Direct

Nature of interest *	
Direct (units)	159,088,750
Direct (%)	14.94
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	159,088,750
Date of notice *	03/08/2010
Remarks	fsc



General Announcement

Form Version **7 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/08/2010 10:16:58 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/08/2010 12:30:11 PM**
Reference No **KLK-100810-C8A6E**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * Announcement

Subject *: Listed Companies' Crop July 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of July 2010 :-
Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	294,010	277,618
Crude Palm Oil (mt)	72,230	62,148	60,050
Palm Kernel (mt)	15,958	14,370	13,782
Rubber (kg)	2,163,276	1,879,682	2,330,942

	2010								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	244,331	194,402	239,201	225,491	241,364	269,900	**286,999**		
Crude Palm Oil (mt)	52,738	42,664	51,913	47,994	51,100	55,946	**58,327**		
Palm Kernel (mt)	11,910	9,611	11,859	10,682	10,772	11,858	**13,008**		

Rubber (kg)	2,426,131	2,190,198	1,528,755	1,186,577	1,415,502	1,734,320	**2,180,735**		

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 **(Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/08/2010 11:09:03 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/08/2010 11:44:18 AM**
Reference No **KLK-100811-14F23**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*04/08/2010	*756,000	
Disposed	05/08/2010	1,344,300	

Circumstances by reason of which change has occurred *	Sales of equity
	Direct

Nature of interest *	
Direct (units)	156,988,450
Direct (%)	14.74
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	156,988,450
Date of notice *	05/08/2010
Remarks	fsc



JPm

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/08/2010 12:26:59 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/08/2010 03:50:12 PM**
Reference No **KLK-100813-87166**

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*06/08/2010	*449,000	
Disposed	09/08/2010	701,600	

Circumstances by reason of which change has occurred *	Sales of equity
	Direct

Nature of interest *	
Direct (units)	155,837,850
Direct (%)	14.63
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	155,837,850
Date of notice *	09/08/2010
Remarks	fsc

JPmoja



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 17/08/2010 10:27:43 AM
Submitted by KUALA LUMPUR KEPONG on 17/08/2010 11:08:35 AM
Reference No KLK-100817-D864D

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*10/08/2010	*547,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct

Direct (units)	155,290,850
Direct (%)	14.58
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	155,290,850
Date of notice *	11/08/2010
Remarks	fsc

JPMorgan



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 19/08/2010 02:38:52 PM
Submitted by KUALA LUMPUR KEPONG on 19/08/2010 03:32:56 PM
Reference No KLK-100819-4847E

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*12/08/2010	*760,000	
Acquired	13/08/2010	108,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market Direct

Nature of interest *	
Direct (units)	156,159,250
Direct (%)	14.66
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	156,159,250
Date of notice *	13/08/2010
Remarks	fsc



Financial Results

Submitted

Form Version **8 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **11/08/2010 02:05:07 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/08/2010 04:58:43 PM**
Reference No **KLK-100811-16DA6**

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

*** Financial Year End**	**30/09/2010**
*** Quarter**	**3 Qtr**
*** Quarterly report for the financial period ended**	**30/06/2010**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

3rd Quarterly Report 2010.pdf

Remarks

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2010**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2010	30/06/2009	30/06/2010	30/06/2009
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Revenue	1,826,968	1,537,292	5,475,985	4,858,734
2. Profit/(loss) before tax	320,611	239,341	949,545	544,543
3. Profit/(loss) for the period	256,287	199,297	740,108	385,427
4. Profit/(loss) attributable to ordinary equity holders of the parent	243,541	190,244	701,295	368,770
5. Basic earnings/(loss) per share (Subunit)	22.87	17.86	65.85	34.63
6. Proposed/Declared dividend per share (Subunit)	0.00	0.00	15.00	10.00
	AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7. Net assets per share attributable to ordinary equity holders of the parent ($$)		5.4100		5.2900
Remarks :				

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2010	30/06/2009	30/06/2010	30/06/2009
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Gross interest income	14,875	5,532	27,412	16,930
2. Gross interest expense	14,115	16,662	43,129	52,525
Remarks :				

Note: The above information is for the Exchange internal use only.



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Interim Financial Report
For the third quarter ended 30 June 2010



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the third quarter ended 30 June 2010
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2010	2009	2010	2009
	RM'000	RM'000	RM'000	RM'000
Revenue	1,826,968	1,537,292	5,475,985	4,858,734
Operating expenses	(1,532,907)	(1,287,894)	(4,592,690)	(4,344,805)
Other operating income	29,134	1,757	81,583	57,974
Finance costs	(14,115)	(16,662)	(43,129)	(52,525)
Share of results of associates	11,531	4,848	27,796	25,165
Profit before taxation	320,611	239,341	949,545	544,543
Tax expense	(64,324)	(40,044)	(209,437)	(159,116)
Net profit for the period	256,287	199,297	740,108	385,427
Attributable to:-				
Equity holders of the Company	243,541	190,244	701,295	368,770
Minority interests	12,746	9,053	38,813	16,657
	256,287	199,297	740,108	385,427
	Sen	Sen	Sen	Sen
Earnings per share - Basic	22.87	17.86	65.85	34.63
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 June 2010
(The figures have not been audited.)

	30 June 2010	30 September 2009
	RM'000	RM'000
Assets		
Property, plant and equipment	2,426,393	2,487,800
Investment properties	4,473	5,086
Prepaid lease payments	357,986	357,441
Biological assets	1,686,649	1,575,878
Land held for property development	223,544	195,790
Goodwill on consolidation	286,617	296,950
Intangible assets	26,164	31,577
Investments in associates	199,355	210,379
Other investments	275,965	244,452
Deferred tax assets	12,912	9,833
Total non-current assets	5,500,058	5,415,186
Inventories	1,042,920	882,050
Biological assets	2,075	4,260
Trade and other receivables	980,232	929,186
Tax recoverable	15,431	19,302
Property development costs	13,660	18,735
Assets held for sale	12,845	43,131
Cash and cash equivalents	1,320,007	1,292,481
Total current assets	3,387,170	3,189,145
Total assets	**8,887,228**	**8,604,331**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,703,547	4,579,951
	5,771,052	5,647,456
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,757,605	5,634,009
Minority interests	319,139	308,760
Total equity	**6,076,744**	**5,942,769**
Liabilities		
Deferred tax liabilities	249,050	251,072
Provision for retirement benefits	41,708	44,165
Borrowings	1,106,289	1,122,726
Total non-current liabilities	1,397,047	1,417,963
Trade and other payables	701,128	573,662
Borrowings	480,245	627,427
Tax payable	72,319	42,510
Dividend payable	159,745	-
Total current liabilities	1,413,437	1,243,599
Total liabilities	**2,810,484**	**2,661,562**
Total equity and liabilities	**8,887,228**	**8,604,331**
Net assets per share attributable to equity holders of the Company (RM)	5.41	5.29

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the third quarter ended 30 June 2010
(The figures have not been audited.)

	Attributable to the equity holders of the Company									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2009	1,067,505	880,131	81,121	27,715	194,242	3,396,742	(13,447)	5,634,009	308,760	5,942,769
Net gain/(loss) not recognised in the income statement	-	1,609	-	(2)	(98,258)	(1,814)	-	(98,465)	(10,498)	(108,963)
Net profit for the period	-	-	-	-	-	701,295	-	701,295	38,813	740,108
Dividend paid	-	-	-	-	-	(319,489)	-	(319,489)	-	(319,489)
Dividend payable	-	-	-	-	-	(159,745)	-	(159,745)	-	(159,745)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(17,936)	(17,936)
At 30 June 2010	1,067,505	881,740	81,121	27,713	95,984	3,616,989	(13,447)	5,757,605	319,139	6,076,744
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	36	-	1	(18,300)	(164)	-	(18,427)	68,914	50,487
Net profit for the period	-	-	-	-	-	368,770	-	368,770	16,657	385,427
Dividend paid	-	-	-	-	-	(465,922)	-	(465,922)	-	(465,922)
Dividend payable	-	-	-	-	-	(106,497)	-	(106,497)	-	(106,497)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(16,956)	(16,956)
At 30 June 2009	1,067,505	875,988	49,759	27,715	133,328	3,174,170	(13,447)	5,315,018	271,528	5,586,546

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the third quarter ended 30 June 2010
(The figures have not been audited.)

	9 months ended 30 June	
	2010	2009
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	949,545	544,543
Adjustment for non-cash flow:-		
Non-cash items	112,037	201,107
Non-operating items	15,717	24,626
Operating profit before working capital changes	1,077,299	770,276
Working capital changes:-		
Net change in current assets	(237,158)	400,460
Net change in current liabilities	108,884	(76,727)
Cash generated from operations	949,025	1,094,009
Interest paid	(46,596)	(56,701)
Tax paid	(177,222)	(270,155)
Retirement benefits paid	(5,380)	(1,268)
Net cash generated from operating activities	719,827	765,885
Cash Flows from Investing Activities		
Equity investments	29,982	81,901
Other investments	(243,262)	(244,055)
Net cash used in investing activities	(213,280)	(162,154)
Cash Flows from Financing Activities		
Bank borrowings	(138,836)	86,608
Dividend paid to shareholders of the Company	(319,489)	(465,922)
Dividends paid to minority shareholders	(17,936)	(16,956)
Issue of shares to minority shareholders	-	15,000
Redemption of redeemable preference shares from minority shareholders	(3,000)	-
Net cash used in financing activities	(479,261)	(381,270)
Net increase in cash and cash equivalents	27,286	222,461
Cash and cash equivalents at 1 October	1,274,677	1,132,962
	1,301,963	1,355,423
Foreign exchange difference on opening balance	(7,894)	(1,358)
Cash and cash equivalents at 30 June	1,294,069	1,354,065

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies
The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("BMSB").

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2009 except for the adoption of FRS 8 *Operating Segments* which became effective from annual period beginning 1 October 2009.

The adoption of FRS 8 does not have any significant impact on the Group's financial statements.

A2. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	9 months ended 30 June	
	2010	2009
	RM'000	RM'000
Dividend proposed in Year 2009, paid in Year 2010:-		
Final 30 sen per share single tier	319,489	-
(2009 : 45 sen gross per share less 25% income tax; and	-	359,426
10 sen per share tax exempt)	-	106,496
	319,489	465,922

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2009: 1,064,965,692).

A7. Segment Information
Segment information is presented in respect of the Group's reportable segments which are based on the Group's management and internal reporting structure.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report
(Continued)

(a) Segment revenue and results

	Plantations	Manufacturing	Retailing	Property Development	Investment Holding/ Others	Elimination	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
9 months ended 30 June 2010							
Revenue							
External revenue	2,682,114	2,243,005	485,957	18,978	45,931	-	5,475,985
Inter-segment revenue	172,581	12,613	-	-	22,646	(207,840)	-
Total revenue	2,854,695	2,255,618	485,957	18,978	68,577	(207,840)	5,475,985
Results							
Operating results	765,774	111,922	37,373	3,815	31,809	-	950,693
Finance costs	(474)	(11,755)	(645)	-	(30,255)	-	(43,129)
Share of results of associates	9,052	17,867	-	1,269	(392)	-	27,796
Segment results	774,352	118,034	36,728	5,084	1,162	-	935,360
Corporate income							14,185
Profit before taxation							949,545
9 months ended 30 June 2009							
Revenue							
External revenue	2,427,797	1,876,886	482,936	24,511	46,604	-	4,858,734
Inter-segment revenue	170,089	10,102	50	-	19,991	(200,232)	-
Total revenue	2,597,886	1,886,988	482,986	24,511	66,595	(200,232)	4,858,734
Results (restated)							
Operating results	663,123	(16,910)	(36,973)	6,438	30,501	-	646,179
Finance costs	(927)	(17,268)	(2,510)	-	(31,820)	-	(52,525)
Share of results of associates	11,721	12,214	-	1,230	-	-	25,165
Segment results	673,917	(21,964)	(39,483)	7,668	(1,319)	-	618,819
Corporate expense							(74,276)
Profit before taxation							544,543

(b) Segment assets

	Plantations	Manufacturing	Retailing	Property Development	Investment Holding/ Others	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
As at 30 June 2010						
Operating assets	3,742,863	2,801,975	388,259	354,116	1,372,317	8,659,530
Associates	52,153	115,075	-	18,715	13,412	199,355
Segment assets	3,795,016	2,917,050	388,259	372,831	1,385,729	8,858,885
Tax assets						28,343
Total assets						8,887,228
As at 30 September 2009						
Operating assets	3,744,372	2,591,601	350,142	352,882	1,325,820	8,364,817
Associates	48,651	121,993	-	24,946	14,789	210,379
Segment assets	3,793,023	2,713,594	350,142	377,828	1,340,609	8,575,196
Tax assets						29,135
Total assets						8,604,331

Notes to Interim Financial Report
(Continued)

A8. Events Subsequent to Balance Sheet Date

(a) The proposed acquisition of the entire interest in Uniqema GmbH & Co. KG ("UG") by KLK Emmerich GmbH (formerly known as Rheinsee 311.V V GmbH) was completed on 1 July 2010. UG is now a wholly-owned subsidiary of the Group.

(b) The following wholly-owned subsidiaries of the Company will be wound up by way of a members' voluntary winding-up pursuant to Section 254(1)(b) of the Companies Act, 1965:-

(i) Masawit Plantation Sdn Bhd
(ii) Sunshine Plantation Sdn Bhd
(iii) Parit Perak Plantations Sdn Bhd
(iv) Pinji Horticulture Sdn Bhd

These subsidiaries have been dormant upon the completion of a Group internal restructuring exercise.

The aforesaid members' voluntary winding-up will not have any effect on the share capital and shareholding structure of the Company nor have any material operational and financial impact on the net assets, earning and gearing of the Group for the financial year ending 30 September 2010.

A9. Changes in the Composition of the Group

KLK (Mauritius) International Ltd and Verdant Plantations Ltd, both Mauritius incorporated wholly-owned subsidiaries of the Company will be wound up by way of a members' voluntary winding-up in accordance with The Insolvency Act 2009 of Mauritius.

These subsidiaries have been dormant upon the completion of a Group internal restructuring exercise.

The aforesaid members' voluntary winding-up will not have any effect on the share capital and shareholding structure of the Company nor have any material operational and financial impact on the net assets, earning and gearing of the Group for the financial year ending 30 September 2010.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

3rd Quarter FY2010 vs 3rd Quarter FY2009

The Group's 3rd quarter pre-tax profit climbed 34.0% to RM320.6 million compared to the preceding year's same quarter. Plantations profit improved 42.6% to RM262.7 million which benefitted from higher commodity prices with ex-mill price of CPO at RM2,562/mt (3QFY2009: RM2,330/mt) and price of all grades of rubber (net of cess) at RM10.97/kg (3QFY2009: RM6.57/kg). Manufacturing sector posted a profit of RM56.8 million (3QFY2009: loss RM18.0 million) boosted by the improved performance from oleochemical division. Retailing sector achieved a profit of RM4.5 million (3QFY2009: loss RM28.6 million).

However, there was a smaller write-back on the allowance for diminution in value of investment of RM1.9 million (3QFY2009: RM102.0 million).

Todate 3rd Quarter FY2010 vs Todate 3rd Quarter FY2009

The Group recorded a sharp rise of 74.4% in the 9 months profit before taxation to RM949.5 million compared to the same period last year. The Group's stronger performance for the period under review came from the following:-

(i) Plantations profit rose 14.9% to RM774.4 million on the back of improved commodity prices and higher FFB and rubber crop production. The average selling price (ex-mill) of CPO had edged up to RM2,390/mt (Todate 3QFY2009: RM2,267/mt) and that of all grades of rubber (net of cess) was higher at RM9.37/kg (Todate 3QFY2009: RM6.89/kg). However, production cost had increased which was caused by the continuing rehabilitation work in Sumatera Utara and the high cost of new fields coming into maturity in Kalimantan Timur.

Notes to Interim Financial Report
(Continued)

(ii) Manufacturing sector registered a profit of RM118.0 million (Todate 3QFY2009: loss RM22.0 million) which was derived from higher revenue.

(iii) Retailing sector brought in a profit of RM36.7 million (Todate 3QFY2009: loss RM39.5 million) which was largely achieved through better revenue and reduction in operating expenses.

(iv) Write-back of RM34.4 million on the allowance for diminution in value of investment as against last year's allowance of RM61.4 million.

B2. Variation of Results to Preceding Quarter

3rd Quarter FY2010 vs 2nd Quarter FY2010

The Group's current quarter's pre-tax profit was up 7.1% to RM320.6 million compared to the previous quarter. Plantations profit was 5.3% lower at RM262.7 million which was brought about by lower contributions from refineries, rubber and associates. Oleochemical division's profit was higher at RM65.3 million (2QFY2010: profit RM47.1 million) on the back of a higher revenue. Retailing sector achieved a profit of RM4.5 million (2QFY2010: loss RM19.9 million).

B3. Current Year Prospects

For the current financial year, the Group expects its profit to be substantially higher in view of the following:-

(i) Continuing satisfactory performance from plantations sector;

(ii) Oleochemical division expected to deliver better returns; and

(iii) Retailing sector showing positive results.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2010 RM'000	2009 RM'000	2010 RM'000	2009 RM'000
Current tax expense				
Malaysian taxation	45,065	27,744	130,919	114,337
Overseas taxation	21,955	13,782	82,735	40,668
	67,020	41,526	213,654	155,005
Deferred tax				
Relating to origination and reversal of temporary differences	(2,648)	734	(2,678)	3,419
	64,372	42,260	210,976	158,424
(Over)/Under provision in respect of previous years				
Malaysian taxation	(762)	(1,525)	(845)	(730)
Overseas taxation	714	(691)	(694)	1,422
	(48)	(2,216)	(1,539)	692
	64,324	40,044	209,437	159,116

The effective tax rates for the current quarter and financial year-to-date are lower than the statutory tax rate mainly due to tax incentives claimed by the Group and non-taxable income which largely consisted of write-back of allowance for diminution in value of investment.

Notes to Interim Financial Report
(Continued)

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial period ended 30 June 2010 (30 June 2009: Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2010 RM'000	2009 RM'000	2010 RM'000	2009 RM'000
Surplus arising from government acquisition of land	-	2,816	-	3,978
Surplus on sale of investment property	1,228	-	1,228	-
Surplus on sale of land	1,657	-	1,657	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date:-

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2010 RM'000	2009 RM'000	2010 RM'000	2009 RM'000
Purchases of quoted securities	3,926	1,526	7,763	9,184
Sales proceeds of quoted securities	5,468	25,293	10,048	42,842
Surplus on sales of quoted securities	1,639	4,145	2,291	6,601

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows:-

	30 June 2010 RM'000	30 September 2009 RM'000
At cost		
Associate	37,838	37,838
Other investments	351,264	353,892
	389,102	391,730
At carrying value less allowance		
Associate	-	-
Other investments	275,264	243,476
	275,264	243,476
At market value		
Associate	18,097	14,435
Other investments	284,792	249,980
	302,889	264,415

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Proposed Exchangeable Bonds Issue") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.



Notes to Interim Financial Report
(Continued)

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue as there is no immediate strategic funding required. The Securities Commission and Bank Negara Malaysia have approved an extension of time until 2 April 2011 and 3 April 2011 respectively.

B9. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows:-

	30 June 2010		30 September 2009	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months:-				
(i) Term Loans				
- Secured	1,780	Rmb3,716	1,901	Rmb3,716
	468	CAD151	-	
	2,248		1,901	
- Unsecured	21,734	USD6,680	199,953	USD57,330
	24,671	GBP5,033	27,941	GBP5,033
	52,701	Rmb110,000	76,725	Rmb150,000
	72,125		74,083	
	171,231		378,702	
	173,479		380,603	
(ii) Bank Overdraft				
- Secured	10,443	Euro2,633	-	
	6	CHF2	-	
	10,449		-	
- Unsecured	10,250	GBP2,091	10,657	GBP1,919
	3,971	HKD9,505	4,058	HKD9,017
	1,268	CAD409	3,089	CAD963
	15,489		17,804	
	25,938		17,804	
(iii) Short Term Borrowings				
- Secured	23,800	Euro6,000	45,802	Euro9,000
	8,993	CHF3,000	-	
	32,793		45,802	
- Unsecured	50,429	USD15,500	48,901	USD14,000
	9,582	Rmb20,000	10,230	Rmb20,000
	21,042	Euro5,300	376	Euro74
	166,982		123,711	
	248,035		183,218	
	280,828		229,020	
Total repayable within 12 months	480,245		627,427	

Notes to Interim Financial Report
(Continued)

	30 June 2010		30 September 2009	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(b) Repayable after 12 months:-				
(i) Term Loans				
- Secured	3,113	Rmb6,497	4,749	Rmb9,284
- Unsecured	67,230	USD20,660	89,233	USD25,670
	79,404	Euro20,000	-	
	82	GBP17	240	GBP43
	456,460		528,504	
	603,176		617,977	
	606,289		622,726	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	1,106,289		1,122,726	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 11 August 2010 (being a date not earlier than 7 days from the date of this report) were as follows:-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million	In the Second Year RM million
Sale contracts	JPY	82.7	3.0	3.0	-
	GBP	2.5	12.5	12.5	-
	EURO	29.9	123.3	123.3	-
	USD	233.1	763.1	763.1	-
Purchase contracts	USD	12.4	40.1	37.5	2.6

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 11 August 2010 (being a date not earlier than 7 days from the date of this report) were as follows:-

	Contracted Amount RM million	Maturing within One Year RM million
Sale contracts	23.5	23.5



Notes to Interim Financial Report
(Continued)

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement:-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for RM117.7 million which is inclusive of BCM's working capital; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

At the date of this report, KLKIH and BCG have yet to exercise their respective options.

B11. Material Litigation
There was no pending material litigation as at the date of this report.

B12. Dividend
(a) An interim single tier dividend of 15 sen per share (2009: single tier dividend of 10 sen per share) was declared by the Directors on 26 May 2010 and was paid on 9 August 2010.

(b) The total dividend for the current financial year to-date is single tier dividend of 15 sen per share (2009: single tier dividend of 10 sen per share).

B13. Earnings Per Share
Basic earnings per share
The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2010	2009	2010	2009
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	243,541	190,244	701,295	368,770
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	22.87	17.86	65.85	34.63

Notes to Interim Financial Report
(Continued)

B14. Audit Report

The audit report for the financial year ended 30 September 2009 was not subject to any qualifications.

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

18 August 2010



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 02/09/2010 02:15:53 PM
Submitted by KUALA LUMPUR KEPONG on 02/09/2010 03:17:14 PM
Reference No KLK-100902-26A0D

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	KUALA LUMPUR KEPONG BERHAD
* Stock name	KLK
* Stock code	2445
* Contact person	Yap Miow Kien
* Designation	Company Secretary
* Contact number	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency: Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*26/08/2010	*370,700	
Disposed	27/08/2010	500,000	
Disposed	27/08/2010	281,200	

Circumstances by reason of which change has occurred *	Sales of equity and Sales of equity managed by Portfolio Manager

Nature of interest *	Direct
Direct (units)	149,175,350
Direct (%)	14.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	149,175,350
Date of notice *	27/08/2010
Remarks	fsc



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/09/2010 03:27:31 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01/09/2010 04:14:56 PM**
Reference No **KLK-100901-8F8ED**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*24/08/2010	*1,377,200	
Acquired	25/08/2010	100,000	
Disposed	25/08/2010	108,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market

Nature of interest *	Direct
Direct (units)	150,327,250
Direct (%)	14.12
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	150,327,250
Date of notice *	25/08/2010
Remarks	fsc